UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 24, 2015

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-202913) and the Registration Statements on Form S-8 (file no. 333-101259 and file no. 333-208152).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Tel. +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Credit Suisse publishes its Annual Report 2015 and agenda for the Annual General Meeting of Shareholders on April 29, 2016
The 2015 Annual Report will be available online at 07:00 CET today. Additionally, Credit Suisse publishes its 2015 Corporate Responsibility Report and Company Profile.

The Board of Directors of Credit Suisse Group AG today published the Agenda for the Annual General Meeting on April 29, 2016.

▪
Proposal for a distribution to shareholders for the 2015 financial year of CHF 0.70 per registered share in the form of either a scrip dividend, a cash distribution or a combination thereof, at the discretion of the shareholders.

▪
Proposal to increase the authorized capital to a maximum amount equivalent to 130,000,000 shares in order to service the 2016 scrip dividend and in a separate step to further increase the authorized capital for future acquisitions to a maximum amount equivalent to 130,000,000 shares in order to maintain financial flexibility and to extend the authorization by another year.

▪	Approval of the compensation of the Board of Directors and the Executive Board and consultative vote on the 2015 Compensation Report.
▪	Proposal for election of Alexander Gut and Joaquin J. Ribeiro as new members of the Board of Directors for a term of office of one year.
▪	Sebastian Thrun has been appointed as senior advisor to the newly established fintech innovation factory “Credit Suisse Labs” and will therefore not stand for re-election to the Board of Directors.
▪	The Chairman and all other members of the Board of Directors are standing for re-election.

Zurich, March 24, 2016 Credit Suisse Group AG and Credit Suisse AG today published their 2015 Annual Report, which includes Credit Suisse’s audited financial statements and Compensation Report. The Corporate Responsibility Report and the Company Profile have also been published. In addition, the Board of Directors of Credit Suisse Group AG today announced its agenda for the Annual General Meeting on April 29, 2016.

Distribution payable out of capital contribution reserves
The Board of Directors proposes, subject to the shareholders’ approval of increasing the authorized capital for scrip dividend, a distribution of CHF 0.70 per registered share payable out of capital contribution reserves for the 2015 financial year in the form of either a scrip dividend, a cash distribution or a combination thereof. This allows Credit Suisse Group AG to pay a distribution to shareholders, while in case of an election for shares retaining regulatory capital in view of the increased regulatory capital requirements. Shareholders will be entitled to elect to either receive new shares (free of charge), subject

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to any legal restrictions applicable in their home jurisdiction, or to receive a cash distribution in the amount of CHF 0.70 per registered share. Should no election be made, the distribution will be paid out entirely in cash.

The delivery for both the new shares and the cash distribution is scheduled for June 6, 2016. The issue price of the new shares will be determined on the five-day average of the daily volume weighted average prices from May 26, 2016 to June 1, 2016 of the shares of Credit Suisse Group AG listed on SIX Swiss Exchange AG, less a discount of between 8% and 10%. The final discount will be set by the Board of Directors and announced prior to the beginning of the election period.

In case the Annual General Meeting of Shareholders does not support the increase of authorized capital for stock or scrip dividend, no distribution will take place.

Further information on the scrip dividend can be found in the "Shareholder Information – Summary Document", which is available on the Credit Suisse website at: www.credit-suisse.com/agm

Increase and extension of authorized capital for scrip dividend and future acquisitions
The Board of Directors decided to propose to the Annual General Meeting of Shareholders to increase the authorized capital in order to service the 2016 scrip dividend and to increase the authorized capital for future acquisitions and extend the authorization by another year. The two proposals will be voted on separately.

In order to service the 2016 scrip dividend, the Board of Directors proposes an increase in the authorized capital reserved for the stock or scrip dividend from currently CHF 1,150,944.04 (equivalent to 28,773,601 registered shares) to a maximum of CHF 5,200,000 (equivalent to 130,000,000 shares) and that Art. 27 of the Articles of Association be amended accordingly. In case the shareholders do not support this proposal, no distribution will take place.

In addition, the Board of Directors proposes a further increase of authorized capital for future acquisitions from currently CHF 4,000,000 (equivalent to 100,000,000 shares) to a maximum of CHF 5,200,000 (equivalent to 130,000,000 shares), that the authorization be extended by another year, and that Art. 27 of the Articles of Association be amended accordingly.

Subject to the approval of these two proposals, the authorized capital will amount to CHF 10,400,000 (equivalent to 260,000,000 shares).

Approval of the compensation of the Board of Directors and the Executive Board
In accordance with the requirements of the Ordinance against Excessive Compensation with Respect to Listed Stock Corporations, the Annual General Meeting of Shareholders votes separately and with binding effect on the overall compensation of the Board of Directors and the Executive Board.

The Annual General Meeting of Shareholders approves on an annual basis the compensation of the Board of Directors in advance and for the period until the next ordinary General Meeting of Shareholders. To ensure flexibility when aligning the approval periods with the compensation plans, the Board of Directors sets out in its proposal to the Annual General Meeting of Shareholders whether approval with regard to the compensation of the Executive Board by the Annual General Meeting of Shareholders is prospective or retrospective and for which periods the approvals would apply. For the 2016 Annual General Meeting of Shareholders, the Board of Directors has decided to present the fixed compensation and the long-term incentive compensation for the Executive Board to the Annual General Meeting of Shareholders for

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approval in advance, while the short-term variable compensation components are to be approved retrospectively.

The Board of Directors proposes for approval a maximum compensation for the Board of Directors of CHF 12.0 million for the period until the 2017 Annual General Meeting of Shareholders. Additionally, the Board of Directors proposes the approval of the aggregate amount of CHF 34.58 million for short-term variable compensation for the Executive Board for the 2015 financial year. The Board of Directors also proposes approving a maximum amount of CHF 33.0 million for fixed compensation for the Executive Board for the period until the 2017 Annual General Meeting of Shareholders and the maximum amount of CHF 49.0 million for long-term variable compensation for the 2016 financial year.

Consultative vote on the 2015 Compensation Report
Consistent with the practice in prior years, the 2015 Compensation Report, which is part of Credit Suisse Group AG’s Annual Report, will be presented to the Annual General Meeting of Shareholders for a consultative vote.

Changes to the Board of Directors
The Board of Directors of Credit Suisse Group AG is proposing Alexander Gut and Joaquin J. Ribeiro as new non-executive Board members at the Annual General Meeting of Shareholders on April 29, 2016 for a term of office of one year. Both Alexander Gut and Joaquin J. Ribeiro have extensive experience in global banking, scaling operations and innovation.

Alexander Gut is a Swiss Certified Accountant and holds a Ph.D. in Business Administration from the University of Zurich. Between 1991 and 2007, he was at KPMG Zurich and London, and at Ernst & Young Zurich as a bank auditor and transaction advisor for the financial services sector. In 2005 Alexander Gut was promoted to the Executive Committee of KPMG in Switzerland with responsibility for their Audit Financial Services practice. Since 2007 he has been Managing Partner of Gut Corporate Finance AG, an independent corporate finance advisory firm. Alexander Gut is a non-executive member of the Board of Directors and committee chair of Adecco SA and LafargeHolcim Ltd as well as a non-executive member of the Board of Directors of SIHAG, Swiss Industrial Holding Ltd.

Joaquin J. Ribeiro is a Certified Public Accountant in the United States and holds an MBA in Finance from New York University and a Business Executive Certificate from the Columbia Business School.  Joaquin J. Ribeiro is Vice Chairman of Deloitte LLP (USA) and Chairman of Deloitte’s Global Financial Services Industry practice (GFSI). He will continue to serve in these leadership roles until his retirement on April 15, 2016. He has almost four decades of serving financial services clients in the United States and internationally, and has played a prominent role in the management of Deloitte’s key GFSI practices around the world, including leading Deloitte’s GFSI practices in Asia from 1997 to 2003, and in the United States from 2003 to 2007.

Urs Rohner, Chairman of Credit Suisse Group, commented: “I am delighted to propose two proven experts with international experience in financial services and bank audit to be elected to the Board of Directors of Credit Suisse Group. Banks are operating in an increasingly complex regulatory framework and in a fast changing market environment. The successful implementation of our new strategy with the objective of generating profitable growth through the economic cycle requires a strong focus on risk management and compliance. It is therefore important to have outstanding professionals on the Board and

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I am convinced that our bank will greatly benefit from their combined expertise. We also plan to appoint Alexander Gut to the Board of Directors of the newly established legal entity of our bank in Switzerland.”

Sebastian Thrun, who joined the Board of Directors in 2014, has been appointed as senior advisor to the newly established fintech innovation factory “Credit Suisse Labs” and will therefore not stand for re-election to the Board of Directors of Credit Suisse Group.

Urs Rohner added: “Sebastian Thrun, founder of Google X and Udacity, will contribute to our newly established Silicon Valley based fintech venture “Credit Suisse Labs” as a senior advisor and will focus on banking innovation and continue to chair Credit Suisse’s Innovation & Technology Committee. During his tenure on our Board, he shared his unique insights about technology and its impact on our bank’s operating procedures, and more generally on the financial industry. Credit Suisse Labs has the mandate to position Credit Suisse at the forefront of banking innovation. I would like to warmly thank Sebastian for his contributions to Credit Suisse Group and I look forward to working with him as an advisor to us.”

Chairman Urs Rohner and the other members of the Board of Directors stand for re-election for a term of office of one year.

Invitation to the Annual General Meeting and Publication of Agenda
The invitation and agenda for the Annual General Meeting of Shareholders as well as a letter from the Chairman of the Board of Directors to shareholders are available on the Credit Suisse website at:
www.credit-suisse.com/agm

2015 Annual Report
The 2015 Annual Report contains a detailed description of the Group’s strategy, organizational structure, corporate governance, including compensation policies, and treasury and risk management framework. Also, it includes a review of the Group’s operating and financial results accompanied by Credit Suisse’s audited annual financial statements.

Additionally, Credit Suisse publishes its 2015 Corporate Responsibility Report and Company Profile.
The 2015 Corporate Responsibility Report describes how Credit Suisse Group AG assumes its various responsibilities as a bank towards society and the environment. The 2015 Company Profile contains a summary of Credit Suisse Group AG’s strategic direction and organizational structure.

All publications are available for download from 07:00 CET today and hard copies can be ordered free of charge at: www.credit-suisse.com/annualreporting.

The 2015 Annual Report on Form 20-F will be filed with the US Securities and Exchange Commission during the course of today, March 24, 2016, and will be available for download at:
 www.credit-suisse.com/sec.

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Information
Christoph Meier, Media Relations Credit Suisse AG, tel. +41 844 33 88 44, media.relations@credit-suisse.com
Christian Stark, Investor Relations Credit Suisse AG, tel. +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 48,200 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

A “Shareholder Information − Summary Document” containing a more detailed description of the option to receive the distribution in new shares is available to shareholders of Credit Suisse Group. The conditions for the exercise of the scrip alternative, including possible restrictions to its availability to some Credit Suisse Group shareholders, will be specified in such “Shareholder Information − Summary Document”. This media release does not constitute an offer to sell or an invitation to subscribe for, or the solicitation of an offer to buy or subscribe for, securities of Credit Suisse Group, nor shall it (or any part of it) or the fact of its distribution form the basis of, or be relied on in connection with, any contract therefor. This media release does not constitute a prospectus within the meaning of any applicable law. Eligible shareholders should make their decision to receive a cash distribution or to receive new shares of Credit Suisse Group as part of the 2015 distribution solely based on the terms and conditions of the 2015 distribution and the additional information contained in the relevant documents. This media release does not represent a recommendation to shareholders to elect to receive new shares of Credit Suisse Group as part of the 2015 distribution. Eligible shareholders are furthermore advised to consult their bank, tax or financial advisor before making any decision.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market volatility and interest rate fluctuations and developments affecting interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2016 and beyond;

–	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

–	the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
–	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;

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–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation, regulatory proceedings, and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in chapter I – Information on the company in our Annual Report 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Claude Jehle
Claude Jehle
Date: March 24, 2015		Director